Nuveen Securities, LLC

333 West Wacker Drive

Chicago, Illinois 60606

February 3, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 167

File Nos. 333-213355 & 811-08103

Ladies/Gentlemen:

The undersigned, Nuveen Unit Investment Trust, Series 167 (the “Trust”), by Nuveen Securities, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Commission (the “Commission”) under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective by 1 p.m. Eastern time on February 7, 2017, or as soon thereafter as possible.

Very truly yours,

Nuveen Unit Investment Trust, Series 167

By: Nuveen Securities, LLC

By:    /s/ John Browning

John Browning

Managing Director